EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended September 30, 2016 and 2015
(Expressed in U.S. dollars)

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

	(Unaudited)		(Unaudited)
Net revenue:
Product revenue	$16,423	$16,136	$51,227	$48,959
Service revenue	2,036	2,660	6,443	8,337
	18,459	18,796	57,670	57,296
Cost of product revenue	12,461	12,315	37,852	36,448
Cost of service revenue	828	984	2,894	3,605
Gross profit	5,170	5,497	16,924	17,243
Operating expenses:
Sales and marketing	5,259	6,145	17,582	17,255
Research and development	2,222	2,423	6,930	7,337
General and administrative	5,874	5,926	16,474	17,852
Impairment of goodwill and acquired intangible assets	34,398	—	34,398	—
	47,753	14,494	75,384	42,444
Loss from operations	(42,583)	(8,997)	(58,460)	(25,201)
Other income (expense):
Interest expense - related party	(572)	(798)	(2,425)	(2,116)
Interest expense	(322)	(89)	(770)	(250)
Other (expense) income, net	(104)	(348)	626	(882)
Net loss before income taxes	(43,581)	(10,232)	(61,029)	(28,449)
(Benefit from) provision for taxes	(289)	(2)	(53)	179
Net loss	$(43,292)	$(10,230)	$(60,976)	$(28,628)
Net loss per share:
Basic and diluted	$(0.84)	$(0.26)	$(1.25)	$(0.78)
Shares used in computing net loss per share:
Basic and diluted	51,300	38,683	48,840	36,540
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

	(Unaudited)		(Unaudited)

Net loss	$(43,292)	$(10,230)	$(60,976)	$(28,628)
Other comprehensive income (loss):
Foreign currency translation adjustments	72	136	(94)	69
Total other comprehensive income (loss)	72	136	(94)	69
Comprehensive loss	$(43,220)	$(10,094)	$(61,070)	$(28,559)
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30, 2016	December 31, 2015

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,009	$8,661
Accounts receivable, net of allowance for doubtful accounts of $1,623 and $1,567, as of September 30, 2016 and December 31, 2015, respectively	10,371	13,401
Inventories	10,676	11,326
Other current assets	2,063	3,155
Total current assets	28,119	36,543
Property and equipment, net	3,390	3,972
Intangible assets, net	49,157	54,019
Goodwill	11,068	44,132
Other assets	386	445
Total assets	$92,120	$139,111
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$9,179	$10,855
Accrued liabilities	4,019	4,326
Accrued payroll and employee compensation	2,141	2,625
Deferred revenue	5,634	6,150
Other current liabilities	1,089	5,050
Debt — related party, net	1,695	10,000
Debt, net	1,632	7,391
Total current liabilities	25,389	46,397
Deferred revenue, long-term	1,027	1,675
Long-term debt — related party, net	24,906	19,500
Long-term debt, net	16,353	—
Long-term deferred tax liabilities	2,431	2,755
Other long-term liabilities	584	644
Total liabilities	70,690	70,971
Commitments and contingencies (Note 12)
Shareholders’ equity:
Common stock, no par value, unlimited shares authorized; 51,883 and 45,198 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	150,418	136,058
Accumulated deficit	(127,759)	(66,783)
Accumulated other comprehensive loss	(1,229)	(1,135)
Total shareholders’ equity	21,430	68,140
Total liabilities and shareholders’ equity	$92,120	$139,111
See accompanying notes to condensed consolidated financial statements.
Approved by the Directors on November 8, 2016:
Eric L. Kelly, Director and Glenn M. Bowman, Director

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2016	2015

	(Unaudited)
Operating activities:
Net loss	$(60,976)	$(28,628)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of goodwill and acquired intangible assets	34,398	—
Depreciation and amortization	4,694	5,737
Share-based compensation	7,436	4,017
Provision for losses on accounts receivable	666	1,464
Gain on warrant liability	(348)	—
Deferred tax provision	(326)	—
Changes in operating assets and liabilities:
Accounts receivable	407	1,558
Inventories	711	215
Accounts payable and accrued liabilities	(1,061)	2,609
Accrued payroll and employee compensation	(484)	(856)
Deferred revenue	(1,177)	(1,678)
Other assets and liabilities, net	479	683
Net cash used in operating activities	(15,581)	(14,879)
Investing activities:
Purchase of fixed assets	(207)	(199)
Purchase of intangible assets	—	(95)
Development costs capitalized as intangible assets	—	(108)
Net cash used in investing activities	(207)	(402)
Financing activities:
Proceeds from borrowings	18,195	—
(Payments for) proceeds from credit facility, net	(7,391)	365
Proceeds from borrowings - related party	2,500	5,061
Payments for borrowings - related party	(5,000)	—
Proceeds from exercised warrants, net	3,691	1,265
Proceeds from issuance of common stock	60	9,688
Costs related to issuance of common stock	—	(155)
Proceeds from exercised options	—	225
Payment for restricted stock tax liability on net settlement	(9)	(197)
Net cash provided by financing activities	12,046	16,252
Effect of exchange rate changes on cash	90	(120)
Net (decrease) increase in cash and cash equivalents	(3,652)	851
Cash and cash equivalents, beginning of period	8,661	4,258
Cash and cash equivalents, end of period	$5,009	$5,109

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2016	2015

Supplemental disclosure of cash flow information:
Cash paid for interest	$530	$346
Non-cash investing and financing activities:
Issuance of common shares for settlement of liabilities	$871	$774
Issuance of warrants in relation to related party debt	$485	$923
Issuance of stock awards for settlement of liabilities	$478	$—
Issuance of warrants in relation to settlement of liabilities	$350	$—
Issuance of commons shares for acquisition	$—	$6,147
Contingent liability for the acquisition of intangible assets	$—	$(2,500)
Reclassification of warrant liability instrument to equity	$1,099	$—

See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” (“Sphere 3D”).
The Company delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®.
These condensed consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, Overland, V3 Systems Holdings, Inc., and Sphere 3D Inc.
The Company has projected that cash on hand and available borrowings under the Company’s credit facility may not be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facility; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to regain compliance with the minimum bid price requirement of the NASDAQ Global Market and/or inability to transfer the listing of our common stock to the NASDAQ Capital Market and inability to maintain listing with the NASDAQ Capital market, could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or if we are not able to secure additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. The Company may seek debt, equity, or equity-based financing (such as convertible debt) when market conditions permit.
The Company incurred losses from operations and negative cash flows from operating activities for the 12 months ended September 30, 2016, and such losses might continue for a period of time. The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The unaudited condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with GAAP. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated upon consolidation.

Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, deferred income taxes, and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.
Foreign Currency
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the condensed consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in a loss of $0.1 million and $0.4 million for the three months ended September 30, 2016 and 2015, respectively. Such transactions resulted in a gain of $0.2 million and a loss of $1.2 million for the nine months ended September 30, 2016 and 2015, respectively.
Inventories
Inventories are stated at the lower of cost or market using the first-in-first-out method. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and five to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. See Note 5 - Intangible Assets and Goodwill for further information on impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to: (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company’s overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. See Note 5 - Intangible Assets and Goodwill for further information on impairment.

Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Revenue from services, such as extended product warranties, are deferred and recognized over the period of the service agreement.
Title and risk of loss transfer to the customer when the product leaves the Company’s dock, except for one subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple element arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Warranty and Extended Warranty
We record a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. We contract with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Research and Development Costs
Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During the three months ended September 30, 2016 and 2015, no development costs were capitalized. During the nine months ended September 30, 2016 and 2015, zero and $0.1 million, respectively, of development costs were capitalized.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and the unvested options remeasured at each reporting date, with changes in fair value recognized in expense in the condensed consolidated statement of operations.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for restricted stock is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s condensed consolidated financial statements upon adoption.
In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). Current U.S. GAAP either is unclear or does not include specific guidance on the eight cash flow classification issues included in the amendments in ASU 2016-15. The amendments are an improvement to U.S. GAAP and are intended to reduce the current and potential future diversity in practice. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements.
In April 2016, the FASB issued ASU No. 2016-10, Revenue From Contracts With Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”). ASU 2016-10 clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The effective date of ASU 2016-10 will coincide with ASU 2014-09 and, as described below, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2016-10 has not yet been determined.
In March 2016, the FASB issued ASU No. 2016-08, Revenue From Contracts With Customers (Topic 606): Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) (“ASU 2016-08”). ASU 2016-08 amends the principal-versus-agent implementation guidance in ASU 2014-09. ASU 2016-08 clarifies the principal-versus-agent guidance in Topic 606 and requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. The effective date of ASU 2016-08 will coincide with ASU 2014-09 and, as described below, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2016-08 has not yet been determined.
In February 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 was issued as part of the FASB’s Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The areas for simplification in ASU 2016-09 involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We have not yet selected a transition method and the impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2016-09 has not yet been determined.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires increased transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The accounting applied by the lessor is largely unchanged from that applied under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2016-02 has not yet been determined.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all companies in any interim or annual period. The guidance may be adopted on either a prospective or retrospective basis. We have not yet selected a transition method and we are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.
In July 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires that for entities that measure inventory using the first-in, first-out method, inventory should be measured at the lower of cost and net realizable value. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-11 has not yet been determined.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our consolidated financial disclosures as a result of the adoption of ASU 2014-15 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and the impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2014-09 has not yet been determined.

Recently Adopted Accounting Pronouncements
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The recognition and measurement guidance for debt issuance costs is not affected by ASU 2015-03. ASU 2015-03 is effective fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-03 was not material.
In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This guidance requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change in provisional amounts, calculated as if the accounting had been completed at the acquisition date. This guidance requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective beginning fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-16 was not material.
NOTE 3 — BUSINESS COMBINATION
RDX Asset Acquisition
In August 2015, the Company completed an acquisition of assets related to the RDX® removable disk product lines and related inventory from Imation Corp. (“Imation”). The Company issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable for 250,000 additional common shares exercisable in connection with certain purchase price adjustments under the asset purchase agreement. In February 2016, the Company settled $2.0 million to Imation in settlement of certain purchase price adjustments, as well as issued to Imation 250,000 common shares at a purchase price of $0.01 per share in connection with its exercise of the warrant.
The asset purchase agreement also terminated an existing license agreement and settled all disputes between the parties. We incurred acquisition related expenses of $0.2 million which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the consolidated statements of operations.
A summary of the estimated fair values of the assets acquired and liabilities assumed as of the closing date is as follows (in thousands):

Inventory	$1,673
Other current assets	100
Property and equipment	789
Identifiable intangible assets	670
Total identifiable assets acquired	3,232
Contingent liability	(2,540)
Other liabilities	(20)
Net identifiable assets acquired	672
Goodwill	5,475
Net assets acquired	$6,147

Goodwill is comprised of realization of expanded market share which provides greater control over the backup appliance components that form a key part of Sphere 3D’s strategy to deliver comprehensive virtualization, storage, and data management for on premise, cloud, and hybrid infrastructures.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third party valuation specialists. The goodwill recognized upon acquisition is deductible for tax purposes.
The results of operations related to this acquisition has been included in our condensed consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because at this time it is impracticable to provide as the information is not available at the level of detail required.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Developed technology	$190	0.5
Customer relationships	480	21.3
Total identified intangible assets	$670	15.4
NOTE 4 — INVENTORY
The following table summarizes inventories (in thousands):

	September 30, 2016	December 31, 2015
Raw materials	$1,816	$1,734
Work in process	2,610	2,483
Finished goods	6,250	7,109
Total inventory	$10,676	$11,326

NOTE 5 — INTANGIBLE ASSETS AND GOODWILL
The following table summarizes purchased intangible assets (in thousands):

	September 30, 2016	December 31, 2015
Developed technology	$23,684	$23,684
Channel partner relationships(1)	12,079	12,039
Capitalized development costs(1)	3,002	2,856
Customer relationships(1)	1,212	1,194
	39,977	39,773
Accumulated amortization
Developed technology	(10,209)	(7,078)
Channel partner relationships(1)	(447)	(68)
Capitalized development costs(1)	(887)	(589)
Customer relationships(1)	(187)	(99)
	(11,730)	(7,834)
Total finite-lived assets, net	28,247	31,939
Indefinite-lived intangible assets - trade names	20,910	22,080
Total intangible assets, net	$49,157	$54,019
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
The Company tests the carrying amount of other indefinite-lived assets for impairment on an annual basis at December 31 of each year and during an interim period if an event occurs or circumstances change that would warrant impairment testing. During the third quarter of 2016, as a result of the Company’s declining market capitalization it was determined the carrying value exceeded its estimated fair value. In measuring fair value, the Company used income and market approaches. The Company compared the indicated fair value to the carrying value of its indefinite-lived assets, and as a result of the analysis, an impairment charge of $1.2 million was recorded for the three and nine months ended September 30, 2016.
During the fourth quarter of 2015, the Company concluded that its lower net revenue due to timing of projected growth of products and integration of channel partner relationships from the acquisition of Overland could be indicators of impairment and, therefore, had a third party impairment analysis performed. At December 31, 2015, as a result of the analysis, the Company recorded an impairment of $10.7 million of which $1.7 million related to developed technology, $4.1 million related to channel partner relationships, and $4.9 million related to trade names.
Amortization expense of intangible assets was $1.3 million and $1.5 million during the three months ended September 30, 2016 and 2015, respectively. Amortization expense of intangible assets was $3.9 million and $4.8 million during the nine months ended September 30, 2016 and 2015, respectively. Estimated amortization expense for intangible assets is approximately $1.3 million for the remainder of 2016 and $5.1 million, $3.4 million, $2.5 million, $2.4 million and $2.0 million in fiscal 2017, 2018, 2019, 2020, and 2021, respectively.

Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Balance as of December 31, 2015	$44,132
Goodwill acquired	164
Impairment loss	(33,228)
Balance as of September 30, 2016	$11,068
The Company tests the carrying amount of goodwill for impairment on an annual basis at December 31 of each year and during an interim period if an event occurs or circumstances change that would warrant impairment testing. During the third quarter of 2016, as a result of the Company’s declining market capitalization it was determined the carrying value of the reporting unit exceeded its estimated fair value. In measuring fair value, the Company used income and market approaches. The Company compared the implied fair value of the goodwill to the carrying value of the goodwill, and as a result of the analysis, an impairment charge of $33.2 million was recorded for the three and nine months ended September 30, 2016.
NOTE 6 — DEBT
Convertible Notes - Related Party
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note held by FBC Holdings (an affiliate of Cyrus Capital Partners, a related party). In April 2016, the Company modified its convertible note with FBC Holdings, pursuant to which the holder made an additional advance of $5.0 million to the Company. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8.0% simple annual interest rate, payable semi-annually. The obligations under the convertible note are secured by all assets of the Company. At September 30, 2016, the Company had $24.2 million, net of unamortized debt costs of $0.3 million, outstanding on the convertible note.
The Company has the option to pay accrued and outstanding interest either entirely in cash or common shares. If the Company choses to pay the interest in common shares, the calculation is based upon the number of common shares that may be issued as payment of interest on the convertible note and will be determined by dividing the amount of interest due by current market price as defined in the convertible note agreement.
The convertible note was originally convertible into common shares at a price equal to $7.50 per share in the case of $10 million of the convertible note and $8.50 per share in the case of $9.5 million of the convertible note. In November 2015, the convertible note was modified and the conversion prices of $7.50 per share and $8.50 per share were adjusted to $3.00 per share. In February 2016, in connection with the November 2015 modification and certain specified terms, the Company issued to the holder of the convertible note a warrant to purchase 500,000 common shares of the Company at a price of $1.62.
At the option of the Company, the convertible note is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $4.50 per share), for 10 consecutive trading days on its principal stock exchange that the common shares trade.
The convertible note contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the convertible note, the holder may declare all amounts outstanding to be immediately due and payable. The convertible note specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of September 30, 2016, the Company was not in default of any covenants of the convertible note.
For the three months ended September 30, 2016 and 2015, interest expense, including amortization of debt costs, on the convertible note was $0.5 million and $0.4 million, respectively. For the nine months ended September 30, 2016 and 2015, interest expense, including amortization of debt costs, on the convertible note was $1.5 million and $1.2 million, respectively. At

September 30, 2016 and December 31, 2015, there were $0.5 million and zero, respectively, of accrued liabilities related to interest expense.
Term Loan - Related Party
In September 2016, the Company entered into a $2.5 million term loan agreement with FBC Holdings. The term loan has a maturity date of January 31, 2018 and bears interest at a 20.0% simple annual interest rate, payable monthly in arrears. Monthly payments of principal on the term loan begin on January 31, 2017, in 13 equal installments. The Company has the option to pre-pay the outstanding balance of the term loan, plus any accrued interest, at any time.
The obligations of the Company and certain of its subsidiaries (collectively, the “Loan Parties”) under the term loan agreement and related documents will be secured by substantially all assets of the Loan Parties.
At September 30, 2016, there was $17,000 of accrued interest expense for the related party term loan.
Opus Bank Credit Agreement
In April 2016, the Company entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of up to $10.0 million. A portion of the proceeds were used to pay off the Company’s credit facilities with FBC Holdings and Silicon Valley Bank. The remainder of the proceeds will be used for working capital and general business requirements. At September 30, 2016, the outstanding balance of the term loan and credit facility was $18.0 million, net of unamortized debt costs of $0.2 million.
The term loan facility matures the earlier of the maturity date of the related party convertible note, or April 6, 2020, or such earlier date upon which the term loan may be accelerated in accordance with the terms of the agreement. Borrowings under the term loan facility bear interest, adjusted annually, equal to the higher of: (a) the rate of interest in effect for such day at the prime rate (or the average prime rate if a high and a low prime rate are therein reported) plus 2.75%; or (b) 6.25%. The obligations under the term loan facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s convertible note. Monthly payments of principal on the term loan begin on April 1, 2017, in 36 equal installments of $277,778 each.
The term loan contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the term loan, the holder may declare all amounts outstanding to be immediately due and payable. The term loan specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults.
The credit facility matures the earlier of the maturity date of the related party convertible note, or April 6, 2018, or such earlier date upon which the term loan may be accelerated in accordance with the terms of the agreement. Borrowings under the credit facility bear interest, adjusted annually, equal to the higher of: (a) the rate of interest in effect for such day at the prime rate (or the average prime rate if a high and a low prime rate are therein reported) plus 2.0%; or (b) 5.5%. The obligations under the credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s convertible note.
In April 2016, further, as a condition of the extension of credit to the Company under the Credit Agreement, the Company issued to Opus Bank a warrant for the purchase of up to 1,541,768 common shares of the Company at an exercise price of $1.30 per common share. The warrant is immediately exercisable and has a six-year term.
For the three and nine months ended September 30, 2016, interest expense, including amortization of debt costs, on the Opus facilities was $0.3 million and $0.6 million, respectively.
Terminated Credit Facility
In December 2014, in connection with the acquisition of Overland, the Company assumed the existing credit facility of Overland. The credit facility was originally entered into in August 2011, as amended, and allowed for revolving cash borrowings up to $8.0 million, which included a $3.75 million sublimit for advances to one of the Company’s subsidiaries. In April 2016, the credit facility was terminated upon repayment of the outstanding balance.
For the three months ended September 30, 2016 and 2015, interest expense on the credit facility was zero and $0.1 million, respectively. For both the nine months ended September 30, 2016 and 2015, interest expense on the credit facility was $0.2 million.
Terminated Related Party Credit Facility
In December 2014, the Company entered into a revolving credit agreement with FBC Holdings for a revolving credit facility of $5.0 million. In July 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016, and the aggregate borrowing amount was increased from $5.0 million to $10.0 million. In April 2016, the credit facility was terminated upon repayment of the outstanding balance.
For the three months ended September 30, 2016 and 2015, interest expense on the credit facility was zero and $0.4 million, respectively, which 2015 included $0.3 million of fees and amortization of issuance costs. For both the nine months ended September 30, 2016 and 2015, interest expense on the credit facility was $0.9 million, which included $0.7 million of fees and amortization of issuance costs. At September 30, 2016 and December 31, 2015, there was zero and $0.1 million, respectively, in accrued liabilities related to interest expense and fees.
NOTE 7 — FAIR VALUE MEASUREMENTS
The authoritative guidance for fair value measurements establishes a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses, credit facility, debt and related party debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the credit facility borrowings approximate its fair value as the interest rate of the credit facility is substantially comparable to rates offered for similar debt instruments. The carrying value of debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability as of December 31, 2015	$1,447
Additions to warrant liability	—
Change in fair value of warrants	(348)
Reclassification to equity	(1,099)
Warrant liability as of September 30, 2016	$—
The Company determined the estimated fair value of the warrant liability using a Black-Scholes model using similar assumptions as disclosed in Note 9 - Equity Incentive Plan.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as goodwill, intangible assets and property and equipment are recorded at fair value when an impairment is recognized or at the time acquired in a business combination. As discussed in Note 3 - Business Combination, the Company acquired assets related to the RDX® removable disk product lines during 2015 and recorded the acquired assets and liabilities, including goodwill, intangible assets and property and equipment at their estimated fair value. The determination of the estimated fair value of such assets required the use of significant unobservable inputs which would be considered Level 3 fair value measurements. As discussed in Note 5 - Intangible Assets and Goodwill, during the period ending September 30, 2016, the Company recorded impairment charges associated with goodwill and acquired intangible assets, and reduced the carrying amount of such assets subject to the impairment to their estimated fair value. At December 31, 2015, the Company recorded impairment charges associated with intangible assets and reduced the carrying amount of such assets subject to the impairment to their estimated fair value.
NOTE 8 — SHARE CAPITAL
Issued and Outstanding
The Company had the following share capital issuance activity (in thousands):

Shares outstanding	Number of Shares
Balance, December 31, 2015	45,198
Issued on exercise of warrants	3,508
Issued on release of restricted stock	1,424
Issued for settlement of liabilities	1,723
Issued for private placements	30
Balance, September 30, 2016	51,883
In April 2016, as a condition of the extension of credit to the Company, the Company issued to Opus Bank a warrant for the purchase of up to 1,541,768 common shares of the Company at an exercise price of $1.30 per common share. The warrant is immediately exercisable and has a six-year term.
In March 2016, the Company entered into a warrant exchange agreement with an existing holder of 3,031,249 warrants to purchase 3,031,249 common shares of the Company. The holder agreed to exchange all of its existing warrants for new warrants of 7,199,216 entitling the holder to purchase up to, in aggregate, 7,199,216 common shares of the Company at an exercise price of $1.22. In March 2016, the holder exercised the warrants for 3,031,249 common shares of the Company. The Company received $3.7 million in proceeds from the exercise of the new warrants. The expiration date for the remaining balance of the new warrants is March 25, 2021.
In February 2016, the Company issued warrants to purchase up to 500,000 common shares to FBC Holdings in connection with our related party convertible note with FBC Holdings. The warrants expire in February 2019 and have an exercise price of $1.62 per share.
In December 2015, the Company issued warrants to purchase up to 500,000 common shares to FBC Holdings in connection with draws on the Company’s related party credit facility with FBC Holdings. The warrants expire in December 2018 and have an exercise price of $1.54 per share.
In December 2015, the Company completed an equity financing of 2,527,500 common shares and warrants to purchase up to 2,527,500 common shares for a gross purchase price of approximately $5.1 million. The purchase price for one common share and a warrant to purchase one common share was $2.00. The warrants have an exercise price of $2.50 per share and a five-year term. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $1.79. Warrants to purchase up to 1,500,000 common shares include a one-time adjustment provision, as defined in the agreement, which provided that the exercise price will be automatically adjusted, if the adjustment price as calculated on May 28, 2016, is less than $2.50. On May 28, 2016, the exercise price was adjusted to $1.08 for warrants to purchase up to 1,500,000 common shares based on the one-time adjustment provision.
In September and October 2015, for an aggregate offering price of approximately $3.3 million, the Company entered into subscription agreements with certain investors party thereto pursuant to which the Company agreed to issue to the investors, in the aggregate, 1,417,961 of the Company’s common shares, warrants exercisable to purchase up to 354,490 common shares, and adjustment warrants (the “Adjustment Warrants”). The purchase price for one common share, a warrant to purchase one quarter of one common share, and an Adjustment Warrant was $2.33. Each warrant has an initial exercise price of $2.33 per warrant share. The warrants are immediately exercisable and have a five-year term. Each Adjustment Warrant had an initial exercise price of $0.01 per common share. In December 2015, the Company issued an additional 1,297,435 warrants to purchase 1,297,435 common shares in conjunction with the price protection clauses in effect through December 31, 2015 and the equity financing completed in December 2015. Each warrant has an exercise price of $2.33. In December 2015, the Company issued 233,964 Adjustment Warrants to purchase 233,964 common shares in conjunction with the equity financing completed in December 2015. In January 2016, 226,539 Adjustment Warrants were exercised at $0.01 per common share. The remaining Adjustment Warrants expired on March 31, 2016. Warrants exercisable to purchase up to 1,250,000 common shares issued in connection with these financings were surrendered for exchange and extinguished pursuant to a warrant exchange agreement the Company entered into with an investor in March 2016.
In August 2015, the Company completed a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The purchase price for one common share and a warrant to purchase one common share was $3.30. The warrants have an exercise price of $3.30 per share and a five-year term. In September 2015, the Company issued an additional 252,308 common shares and 252,308 warrants to purchase 252,308 common shares in conjunction with the price protection clause in effect through December 31, 2015 and the equity financing completed in September 2015. In December 2015, the Company issued an additional 141,631 common shares and 141,631 warrants to purchase 141,631 common shares in conjunction with the price protection clause and the equity financing completed in December 2015. The purchase price for one common share and a warrant to purchase one common share was adjusted to $2.33. The warrants issued in connection with this financing were surrendered for exchange and extinguished pursuant to a warrant exchange agreement the Company entered into with an investor in March 2016.
In May and June 2015, the Company completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million. The purchase price for one common share and a warrant to purchase one common share was $3.20. The warrants have an exercise price of $4.00 per share and a five-year term. Warrants exercisable to purchase up to 781,250 common shares issued in connection with these financings were surrendered for exchange and extinguished pursuant to a warrant exchange agreement the Company entered into with an investor in March 2016.
In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on our related party credit facility with FBC Holdings. The warrants expire in March 2018 and have an exercise price of: (i) in the case of 100,000 of the warrants, $7.21 per share; and (ii) in the case of 100,000 of the warrants, $5.02 per share.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on our related party credit facility with FBC Holdings. The warrants expire in February 2018 and have an exercise price of $4.50 per share.

The Company had the following warrants to purchase common shares outstanding (in thousands):

Outstanding at December 31, 2015	9,078
Granted, net of warrant exchange agreement	6,329
Exercised	(3,508)
Expired	(1,001)
Outstanding at September 30, 2016	10,898
NOTE 9 — EQUITY INCENTIVE PLAN
During the nine months ended September 30, 2016 and 2015, the Company granted awards of restricted stock and restricted stock units of 2,020,415 and 5,842,666, respectively. The restricted stock was fair valued based on the date of grant. During the nine months ended September 30, 2016 and 2015, the Company granted awards of non-qualified stock options of 12,000 and 770,000, respectively. The non-qualified stock options were fair valued using the Black-Scholes option pricing model. The restricted stock units and non-qualified stock options vest over a period of approximately 3.0 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Nine Months Ended September 30,
	2016	2015
Expected volatility	93.0%	93.0%
Risk-free interest rate	1.5%	1.5%
Dividend yield	—	—
Expected term (in years)	4.7	4.7
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cost of product sales	$83	$65	$274	$85
Sales and marketing	591	1,280	2,204	1,782
Research and development	481	388	1,373	533
General and administrative	1,578	962	3,585	1,617
Total share-based compensation expense	$2,733	$2,695	$7,436	$4,017
As of September 30, 2016, there was total unrecognized estimated compensation cost of approximately $8.9 million expected to be recognized over weighted average period of 1.2 years.

NOTE 10 — NET LOSS PER SHARE
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Nine Months Ended
	September 30,
	2016	2015
Common stock purchase warrants	10,898	4,292
Convertible notes	8,167	2,451
Convertible notes interest	7,284	500
Restricted stock not yet vested or released	4,445	5,876
Options outstanding	3,319	3,794
NOTE 11 — RELATED PARTY
Professional services of $0.3 million and $0.1 million were provided by affiliates of the Company for the three months ended September 30, 2016 and 2015, respectively. Professional services of $0.9 million and $0.3 million were provided by affiliates of the Company for the nine months ended September 30, 2016 and 2015, respectively. As of September 30, 2016 and December 31, 2015, accounts payable and accrued liabilities included $9,000 and $0.2 million, respectively, due to related parties.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
Warranty and Extended Warranty
The Company had $0.5 million and $0.6 million in deferred costs included in other current and non-current assets related to deferred service revenue at September 30, 2016 and December 31, 2015, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at December 31, 2015	$1,029	$7,043
Settlements made during the period	(60)	(5,438)
Change in liability for warranties issued during the period(1)	386	4,268
Change in liability for preexisting warranties	(410)	—
Liability at September 30, 2016	$945	$5,873

Current liability	$638	$4,879
Non-current liability	307	994
Liability at September 30, 2016	$945	$5,873
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.

Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at September 30, 2016 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.
Patent Litigation Funding Agreement
In December 2010, we entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that our January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. In November 2014, the Special Situations Funds amended their complaint to allege that we breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement.  The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. The parties have briefed cross- motions for summary judgment and are awaiting a decision from the Court.
Patent Infringement
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. The case is proceeding and the court has set a trial date for July 9, 2018.
Other
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. On July 22, 2016, we filed a motion seeking to transfer venue of this action to the United States District Court for the District of Delaware. The Bankruptcy Court granted our motion to transfer venue on August 30, 2016, and the case was formally transferred to the Delaware Court on October 11, 2016. There is currently no hearing set on our motion to dismiss.